

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 17, 2008

Mr. Joseph B. Young
Chief Financial Officer
JayHawk Energy, Inc.
370 Interlocken Blvd. Suite 400
Broomfield, Colorado 80021

> **Re:** **JayHawk Energy, Inc.**
> **Form 10-KSB for Fiscal Year Ended September 30, 2007**
> **Filed December 21, 2007**
> **Form 10-QSB for Fiscal Quarter Ended December 31, 2007**
> **Filed February 13, 2008**
> **Form 10-QSB for Fiscal Quarter Ended March 31, 2007**
> **Filed May 16, 2008**
> **Response Letter dated April 29, 2008**
> **File No. 333-121034**

Dear Mr. Young:

   We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended September 30, 2007

General

1.   We have additional comments in this letter which are necessary because you did not address the concerns raised in many of the comments included in our prior letter. If you do not understand the comments you receive, we ask that you seek assistance from qualified persons or contact us for clarification in advance of your next reply.

2.   We have read your response to prior comment 1, clarifying that although you did
        not have proven reserves as of the filing date, you do have proven reserves as of
        January 2008. Since you had not established reserves as defined in Rule 4-10(a)
        of Regulation S-X as of September 30, 2007, you should utilize different
        language to describe your interests in the Uniontown project, and modify non-
        specific references to reserves as necessary to clarify that you did not then have
        reserves and that your disclosure pertains only to those reserves that may be
        established in the future. We reissue prior comment 1.

Report of Independent Registered Public Accounting Firm, page 17

3.   We note that you have not complied with prior comment 2, explaining only that
        you included cumulative financial data from inception to September 30, 2007 as
        you were considered a development stage company at the time, although you also
        state that you no longer consider yourself to be a development stage company due
        to significant revenues incurred beginning in January 2008. If the cumulative
        information has not been audited, it should be labeled accordingly. We reissue
        prior comment 2.

Financial Statements

Statements of Changes in Stockholders' Equity, page 20

4.   We note that you have not addressed the concern identified in prior comment 3,
        pertaining to your disclosure of per share amounts without regard to the
        retroactive adjustments made to share activity, including outstanding shares, for
        the effect of a stock split.

        Although you may have factored your stock split into computations of EPS, as
        required under paragraph 54 of SFAS 128, and the total shown for shares
        outstanding, continuing to refer to pre-split per share values is not consistent with
        this reporting.

        Therefore, you should replace all per share amounts, including those in the
        captions on your Statements of Changes in Stockholder's Equity and in Note 5,
        with the equivalent post-split amounts. Alternatively, tandem disclosure of the
        pre and post split per share figures would also be sufficient to comply with Rule
        12b-20 of Regulation 12B. We reissue prior comment 3.

Statements of Cash Flows, page 21

5.   We note that you have not complied with prior comment 4, asking that you explain the reasons you have depicted offering costs as an add-back in the operating section of your cash flow statement for 2006. Tell us whether the offering costs were cash or non-cash and reconcile the add-back figure of $10,185 with the corresponding amount of $20,795 reported in Note 5. We reissue prior comment 4.

Note 1 – Nature of Operations and Summary of Significant Accounting Policies page 23

Asset Retirement Obligation, page 23

6.   We have read your response to prior comment 5, acknowledging that you have disclosed the handling of asset retirement obligations under the full cost methodology, also indicating that you have no such obligations. However, we had observed that you were describing a full cost accounting function while also disclosing that you follow the successful efforts methodology. Tell us which of these two conventions you intend to follow, and provide us with details of any adjustments that will be necessary to conform your accounting to one of these methods. We reissue prior comment 5.

Form 10-QSB for the Fiscal Quarter Ended December 31, 2007

General

7.   Please revise the accounting and disclosures in your interim reports as necessary to comply with all applicable comments written on your annual report.

Disclosure Controls and Procedures, page 15

8.   We note that you propose to include the appropriate language in filings going forward. You should comply with Item 308(c) of Regulation S-B, which requires that you disclose any change in your *internal control over financial reporting* that occurred *during the last fiscal quarter* that has materially affected, or is reasonable likely to materially affect your internal control over financial reporting. We reissue prior comment 8.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2008

Financial Statements

Note 1 – Nature of Operations and Summary of Significant Accounting Policies, page 6

Asset Retirement Obligations, page 8

9.   We note that you disclose that you have not recorded an asset retirement
        obligation because you are unable to estimate the fair value. We understand that
        you acquired interests in producing oil and gas properties in the recently
        completed quarter. Other companies in your industry have been able to estimate
        asset retirement obligations that are commonly incurred, such as the costs of
        plugging a well. Unless you are able to demonstrate why your particular
        circumstances preclude recognition of an asset retirement obligation, it would
        appear that you have not complied with SFAS 143.

Note 3 – Proved Property, page 11

10.   We reminded you of your reporting obligations on Form 8-K, related to your
        January 16, 2008 acquisition of producing oil and gas properties, in prior
        comment 7. As of this date you have not complied with these obligations.
        Although you have included an unaudited Statement of Revenues and Direct
        Operating Expenses associated with these interests on page 17 of your quarterly
        report, embedded in your MD&A discussion, this does not satisfy your reporting
        obligations under Rule 13a-11 of Regulation 13A.

        You will need to perform the significance calculations prescribed by Rule 8-04 of
        Regulation S-X and provide financial statements for the appropriate periods.
        These statements must be audited; and should include disclosures about reserves
        and the standardized measure of discounted future net cash flows prescribed by
        SFAS 69, which may be unaudited. You will also need to prepare pro forma
        financial statements, following the guidance in Article 11 of Regulation S-X.

        Please file the financial statements, audit opinion, and pro forma information in
        an amendment to the Form 8-K that you filed on January 22, 2008 to comply with
        Item 9.01 of the form instructions. Send us the significance calculations that you
        performed in determining that you have filed financial statements for the
        appropriate periods. We reissue prior comment 7.

Closing Comments

     Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

     You may contact Joanna Lam at (202) 551- 3476 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3686 with any other questions.

     Sincerely,

     Karl Hiller
     Branch Chief